Exhibit 1

KongZhong Corporation Announces Special Cash Dividend of USD 0.88 per ADS

BEIJING, China - October 17, 2014 - KongZhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, today announced that its Board of Directors has declared a special one-time cash dividend of US$0.022 per ordinary share, or US$0.88 per American Depositary Share (“ADS”).

Record holders of the Company’s ordinary shares and holders of the Company’s ADSs, each representing forty ordinary shares, at the close of business on October 27, 2014 (the "Record Date") will be entitled to receive the special dividend. Citibank, N.A., the depositary bank for the Company's ADS program, expects to pay out dividend to ADS holders on or around November 10, 2014. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

The total amount of cash to be distributed for the special dividend is expected to be approximately US$40.1 million.

The Company's Chairman and Chief Executive Officer, Leilei Wang said, "Today’s announcement of a US$0.88 per ADS special dividend, is our latest effort in returning capital to our shareholders. Over the past six years, we have undertaken share repurchases with a cumulative value of US$ 39.3 million. Our strong balance sheet and positive growth opportunities in our Internet and mobile game businesses have allowed us to provide shareholders with this dividend, while preserving financial and operational flexibility to grow our business in the rapidly growing Chinese online game markets. We have strong confidence in our operation cash flow and may consider making further efforts to return capital to our shareholders through dividend distributions. However, the distribution of any dividends will be at the full discretion of the Board of Directors and will be dependent upon our financial position, results of operations, available cash, capital requirements and other factors."

As of June 30, 2014, the Company had US$230.58 million (or US$5.07 per ADS) in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash. The Company generated US$29.34 million in net cash provided by operating activities for the six months ended June 30, 2014.

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Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com.

For information, please contact:

Jay Chang	Liddy Li
Chief Financial Officer	Investor Relations Director
KongZhong Corporation	KongZhong Corporation
Tel: +86-10-8857-6000	Tel: +86-10-6810-9893
Fax: +86-10-8857-5891	Fax: +86-10-6810-9402
Email: ir@kongzhong.com	Email: lijia3@kongzhong.com

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